Exhibit 99.1

GOLD ROYALTY Provides Portfolio Update and Announces the

Appointment of Andrew Gubbels as Chief Financial Officer

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – November 21, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to provide an update on key project advancements within its royalty portfolio. The Company is also pleased to announce the appointment of Andrew Gubbels as Chief Financial Officer, effective January 1, 2023.

David Garofalo, Chairman, President and CEO of Gold Royalty, commented: “We are excited to see the organic growth embedded within our portfolio begin to crystalize as our operating partners advance their respective projects. Our peer leading growth is driven by royalties on two world class assets, Odyssey and Côté, which are expected to enter production in the next 12 to 18 months. We look forward to several exciting value enhancing catalysts in 2023 across our broad portfolio.”

Portfolio Update

Odyssey Project (3.0% NSR)

On November 4, 2022 Agnico Eagle Limited (“Agnico Eagle”) and Pan American Silver Corp. (“Pan American”) announced that they had delivered a definitive binding offer to the board of directors of Yamana Gold Inc. (“Yamana”) pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana (the “Yamana Shares”) and Yamana would sell certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine and Odyssey project, located in Québec.

Ownership consolidation of the Canadian Malartic mine would place a world-class asset into the hands of one of the best positioned operators in the industry to develop the mine’s full potential and gives Agnico Eagle operational control during the remaining development period of the Odyssey project and future projects.

Ammar Al-Joundi, President & CEO of Agnico Eagle, commented: “The full integration of the Canadian Malartic team and landholdings into our operational base in the region would enhance our Abitibi operating platform, placing Agnico in the unique position to further optimize the asset and unlock potential value through exploration and the leveraging of existing infrastructure, people and regional relationships.”

On October 26th, 2022, Agnico Eagle announced its third quarter 2022 results including an update on development and exploration activities at Odyssey. Construction and development activities remain on schedule at Odyssey with shaft sinking activities expected to commence in early January 2023 and initial production from the Odyssey South ramp expected in March 2023. The expanded third quarter drill program focused on infill drilling at Odyssey South, on drill testing the Odyssey Internal zones and on infill and step-out drilling at East Gouldie.

Côté Gold Project (0.75% NSR)

On November 8th, 2022, IAMGOLD Corporation (“IAMGOLD”) announced its third quarter 2022 results including an update on construction at the Côté Gold Project in Ontario. Maryse Bélanger, Chair and Interim President and CEO of IAMGOLD commented: “The Côté Gold Project is approximately 64% complete and advancing well following the schedule and cost update released in the summer. With approximately 1,500 workers on site, the project is nearing peak capacity and has seen significant progress in the third quarter towards the target of production in early 2024. The announced sale of Rosebel to Zijin Mining [for $360 million] last month represents the first significant step towards addressing the funding commitments to deliver Côté Gold. The remaining funding alternatives are well advanced and we expect to be able to provide further updates in the fourth quarter.”

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Ren (1.5% NSR and 3.5% NPI)

On November 3rd, 2022, Barrick Gold Corporation announced its third quarter results including an update on its Ren project, a growth prospect at the Carlin complex in Nevada. At Ren, drilling continues to grow inferred resources for the end of 2022 in the significantly sheared JB Zone, as well as the confidence in the continuity of mineralization in the structurally complex Corona Corridor, where MRC-22002 drilled within the highly sheared Devonian Rodeo Creek formation returning 16.0 meters (TW 9.1 meters) at 17.35 g/t Au. Assays are pending for other drillholes to test continuity of high-grade mineralization within the JB Zone. Results are expected to further expand the inferred resource footprint. Remaining drilling this year will continue to focus on the exploration potential in the JB Zone and expand the western Corona Corridor.

As a result of Barrick’s drilling activity, the Ren project’s mineral resource estimate is expected to grow in 2022 to support their previously mentioned plan to incorporate Ren into the Carlin complex production plan in the near term.

Granite Creek (10.0% NPI)

On November 8th, 2022, i-80 Gold Corp (“i-80”) announced its third quarter operating results including an operational update on Granite Creek in Nevada. Drilling continued at Granite Creek during the quarter testing resource expansion targets and delineation on the Ogee and South Pacific Zones with multiple high-grade intercepts reported. Drilling targets were expansion and delineation of the newly discovered South Pacific Zone (“SPZ”) as well as delineation drilling that targeted the Otto, Adam Peak, Range Front and Ogee fault zones with underground drilling.

In news releases dated November 1, 2022, October 18, 2022, and September 13, 2022, i-80 announced high grade results from its 2022 drilling program. Tyler Hill, Senior Geologist of i-80 stated, “The continuity of high-grade mineralization makes the SPZ a priority for development and we look forward to continued expansion drilling in the new year.”

Jerritt Canyon (0.5% NSR and per ton royalty)

On October 18th, 2022, First Majestic Silver Corp (“First Majestic”) announced its third quarter production including an operational update on Jerritt Canyon in Nevada. During the quarter, Jerritt Canyon produced 16,299 ounces of gold, representing a 13% decrease compared to the prior quarter. The decrease was primarily due to a 15% decrease in tonnes milled in order to complete its annual maintenance overhaul of the dual roasters in September which resulted in an increased ore stockpile of approximately 27,600 tonnes due to the planned 14-day maintenance shutdown. This large surface stockpile is expected to be processed in the fourth quarter.

To increase mine production, First Majestic plans to complete a secondary escapeway in the West Generator mine in late October allowing for a major increase in ore deliveries and gold production. This new ore feed, along with the expected restart of the Saval II mine in November, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant by approximately 50%. During the quarter, a total of nine underground drill rigs completed 53,714 meters of drilling on the property.

Fenelon Gold Project (2.0% NSR)

On September 8, 2022, Wallbridge Mining Company Limited (“Wallbridge”) announced it expects to provide an updated mineral resource estimate (“MRE”) in the first quarter of 2023 on its Fenelon Gold Project located in Québec. The updated MRE will incorporate data from an additional 100,000 meters of drilling completed since the inaugural MRE and will focus on optimizing the resource for an underground bulk mining operation. The updated MRE will form the foundation for a preliminary economic assessment which is expected to be completed by end of second quarter 2023.

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Senior Management Appointment

Gold Royalty is pleased to announce the appointment of Andrew Gubbels as Chief Financial Officer, effective January 1, 2023. Mr. Gubbels will assume the responsibilities of Chief Financial Officer from Josephine Man, who will be leaving the Company in 2023 to focus on other opportunities.

David Garofalo, Chairman, President and CEO of Gold Royalty, commented: “Josephine Man has been an instrumental member of Gold Royalty since the company was founded in the summer of 2020. She has been central to the Company’s major achievements including our $90 million initial public offering and the acquisition of Ely Gold Royalties, Abitibi Royalties, and Golden Valley Mines and Royalties in 2021. Her contributions helped us to assemble a portfolio of over 200 royalties in the past 24 months which provides a solid foundation for future growth. On behalf of the entire Board, I’d like to thank Josephine for her commitment over the past two years and wish her the best in her future endeavors.”

“We’re very pleased to welcome Andrew Gubbels to the Gold Royalty team. Andrew is an accomplished senior executive who brings nearly two decades of corporate finance, mergers & acquisitions, business development, investor relations and sustainability experience. His financial leadership, broad skill set, connectivity, and access to capital markets will significantly contribute to driving future growth at Gold Royalty.”

Andrew Gubbels commented: “I am excited to be joining the Gold Royalty team and to be working alongside such an accomplished board and management group. The existing Gold Royalty portfolio and peer leading revenue growth position is very attractive. I look forward to continue building a business with meaningful scale, ultimately achieving an attractive valuation and delivering value to our shareholders.”

Mr. Gubbels joins the Gold Royalty team from Aris Gold Corporation where he was a founding executive and held the position of Senior Vice President, Corporate Development. Prior to Aris Gold, Andrew was in charge of Investment Management in the Americas for Eurasian Resources Group and previously was Head of Americas Metals & Mining at UBS Investment Bank and an executive in the Mergers & Acquisitions department at CIBC World Markets.

Mr. Gubbels graduated from Queen’s University with an Honours Bachelor of Commerce and the University of Toronto with a Master of Finance.

Investor Webcast Reminder

Gold Royalty reminds interested stakeholders it will host an Investor Webcast on Tuesday, November 22 at 8:00 AM PST.

David Garofalo, Gold Royalty CEO, President and Chairman; Samuel Mah, Vice President, Evaluations; and Alastair Still, Director of Technical Services, will be providing an update to interested stakeholders on the Company’s royalty portfolio including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click the link below:

https://www.bigmarker.com/vid-conferences/GoldRoyalty-Oct-2022-Portfolio-Update

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About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of Canadian Securities Administrators and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Company’s interest. The Company’s royalty interests do not apply to the entirety of each project in some cases. Please see the Company’s most recent Annual Report on Form 20-F for further information. It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: future plans, estimates and expectations disclosed by the operators of the projects underlying the Company’s interests, including the proposed production targets, advancement and expansion of such projects disclosed by the operators, the results of exploration, development and production activities of such operators and expectations regarding the completion of the transaction disclosed herein. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the ability of the parties to satisfy the conditions to the completion of the transaction disclosed herein. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses, the ability of the parties to satisfy the conditions to the transaction and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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